April 5, 2013

PRELIMINARY FIELD MARKET RESEARCH REPORT

Targeted Market Research conducted for: Powell Productions
PRODUCT/TECHNOLOGY/SERVICE: **GALACTIC CAP**

PROJECT DESCRIPTION: The Galactic Pregnancy Prevention Cap allows you to experience full stimulation and ultimate pleasure. Galactic fit securely only on the head of the penis, leaving the sensitive coronal ridge and shaft exposed for a more powerful orgasm. Then the Galactic Cap securely traps semen, preventing pregnancy.

EXECUTIVE SUMMARY

Preliminary Field Market Research Study was conducted in February and March 2013 in the Central Coast and Southern California, among 71 respondents, ages 16 - 63. The target demographics were males and females. Survey was conducted using a video, along with a verbal survey. Overall reaction to the GALACTIC CAP was a favorable 72% positive, indicating potential success.



INVENTORS WORKSHOP INTERNATIONAL
GREEN2GOLD INCUBATORS
P.O BOX 285, SANTA BARBARA, CA 93102 - 0285
t: (805) 735-7261 GREEN2GOLD.ORG

PRELIMINARY FIELD MARKET RESEARCH REPORT

Targeted Market Research conducted for: Powell Productions
PRODUCT/TECHNOLOGY/SERVICE: **GALACTIC CAP**

RESULTS:

1. Willingness to Purchase and Favorable Reaction:
   72% POSITIVE

2. Price Point: How much would you pay for the product?
   1 item? - **$0.50-$0.99**
   3 Pack? - **$1.50-$1.89**
   6 Pack? - **$3.50**
   12 Pack? - **$6.25**
   24 Pack? - **$10.99**

3. Reaction to trademark name 'GALACTIC CAP':
   68% POSITIVE

Other Trademark Name Suggestions:

   TOPSAFE
   REALDEAL
   REALSEAL
   HEADCAPS
   GALLACTICTIP
   QUICKSAFE
   SEX PRO
   SEAL THE DEAL
   STALLION
   PRESS & PROTECT
   EXCITEND
   SEXCAP
   REAL FEEL
   TIP TOPPERS



INVENTORS WORKSHOP INTERNATIONAL
GREEN2GOLD INCUBATORS
P.O BOX 285, SANTA BARBARA, CA 93102 - 0285
t: (805) 735-7261 GREEN2GOLD.ORG

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April 5, 2013

PRELIMINARY FIELD MARKET RESEARCH REPORT

Targeted Market Research conducted for: Powell Productions
PRODUCT/TECHNOLOGY/SERVICE: **GALACTIC CAP**

4. Do you use condoms?
   65% YES
   Why?
   PROTECTION
   DISEASE
   STOP PREGNANCY
   Why not?
   UNCOMFORTABLE
   LACK OF SENSATION
   AWKWARD
   DIFFICULT TO APPLY
   SPOILS MOMENT
   NOT SPONTANEOUS
   SCREW UP INTIMACY

5. If you use condoms, what do you use them for:
   Pregnancy prevention? - **90%**
   Sexually transmitted diseases? - **81%**
   Both? - **92%**

6. Do you like condoms?
   96% NO

7. After seeing the Galactic Cap video:

   Would you try it?
   80% YES
   Why?
   INTERESTING CONCEPT
   MORE SENSATION
   PART READY FOR LONG TIME
   Why not?
   WORRY ON DISEASE TRANSMISSION
   NOT ENOUGH PROTECTION

Q&a TARGET MARKET RESEARCH

INVENTORS WORKSHOP INTERNATIONAL
GREEN2GOLD INCUBATORS
P.O BOX 285, SANTA BARBARA, CA 93102 - 0285
t: (805) 735-7261 GREEN2GOLD.ORG

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April 5, 2013

PRELIMINARY FIELD MARKET RESEARCH REPORT

Targeted Market Research conducted for: Powell Productions
PRODUCT/TECHNOLOGY/SERVICE: GALACTIC CAP

UNSURE OF EFFECTIVENESS ON PREVENTION OF PREGNANCY

8. What concerns would you have?

RISK OF FAILURE (see above)

9. Which is the most appealing feature of the Galactic Cap?

UNIQUENESS
2 PART DESIGN
SMALL SIZE
MORE SENSATION
READINESS LESS AWKWARD

Ease of use? - **80%**
Safe and secure? **78%**
Sexual pleasure? **80%**

10. Is the product attractive?
75% YES

11. Does it matter if the nipple stays extended or do you need/like the pop up feature?
A) REMAIN EXTENDED - **86%**
B) POP UP FEATURE - **70%**

12. Comments/Suggestions:

LAB TESTED?
ENDORSED BY PLANNED PARENTHOOD?
A GREEN CONDOM: MAKE FROM BIO PLASTICS
HOW LONG GLUE LASTS?
FASCINATING DESIGN
HAVE SPERMICIDE COATING OR VERSION

TARGET MARKET RESEARCH

INVENTORS WORKSHOP INTERNATIONAL
GREEN2GOLD INCUBATORS
P.O BOX 285, SANTA BARBARA, CA 93102 - 0285
t: (805) 735-7261 GREEN2GOLD.ORG

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April 5, 2013

PRELIMINARY FIELD MARKET RESEARCH REPORT

Targeted Market Research conducted for: Powell Productions
PRODUCT/TECHNOLOGY/SERVICE: GALACTIC CAP

Comments/Suggestions Con't:

MAYBE MAKE ONE PART VERSION - ALL IN ONE
HOW EZ IS ADHESIVE REMOVAL?
MAKE EDIBLE VERSION!
DISSOLVABLE
WHAT ASSURANCES ON SEAL, LEAKAGE PREVENTION?
TIP RESERVOIR SIZE SUFFICIENT?
WORRIED ON FALLING OFF TIP
LOOKS SPEEDY TO USE
COULD REVOLUTIONIZE PROTECTION
UNIQUE PRODUCT
WORRIED ON MALPRACTICE RISK (DOCTOR)
SHOULD BE POPULAR
TIP SHOULD BE EXTENDED -- LESS BACK PRESSURE RESISTANCE
FASCINATING DESIGN

TARGET MARKET RESEARCH

INVENTORS WORKSHOP INTERNATIONAL
GREEN2GOLD INCUBATORS
P.O BOX 285, SANTA BARBARA, CA 93102 - 0285
t: (805) 735-7261 GREEN2GOLD.ORG

5

PRELIMINARY FIELD MARKET RESEARCH REPORT

Targeted Market Research conducted for: Powell Productions
PRODUCT/TECHNOLOGY/SERVICE: **GALACTIC CAP**

What Q & A PFMR results and ratings mean to you:

1) A favorable response & willingness to purchase rating below 60% indicates serious doubts on product/service viability in the marketplace, and warrants rethinking, or abandonment, or a revised product retesting.

2) Over 65% to 70% ratings are average and acceptable, but indicate the need for a better education to end consumer of the features, the concept, the value proposition, etc.

3) Over 70% to 80% positive is a very favorable response, and indicates high potential of marketplace success.

4) Over 90% positive is exceptional and very rare, and indicates an overwhelming acceptance and powerful demand for the surveyed product/service or technology.

PRICE POINT ISSUES

Low indicates the lowest value/price offered by the survey respondents, and **high** indicates the extreme scale of the highest price stated by the study.

The **average** price point is not a simple average, but is determined on a bell curve ranking and provides a solid indication to perceived value and price setting.

Examples of Price Point Considerations:
A) Direct to consumer is cost plus profit.
B) Catalog sales are one time mark-up.
C) Wholesale sales are one to two times mark-up.
D) Retail can be 'Keystone' or 100% mark-up over wholesale.

NOTE: For merchandising items, in mass marketing, there is a desirable target of up to five times mark-up from manufactured price to reach discount store customers, such as at Walmart.



INVENTORS WORKSHOP INTERNATIONAL
GREEN2GOLD INCUBATORS
P.O BOX 285, SANTA BARBARA, CA 93102 - 0285
t: (805) 735-7261 GREEN2GOLD.ORG